Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 34
DATED SEPTEMBER 27, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 34 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 34 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 33 dated September 15, 2004, (Supplement No. 33 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and September 10, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the property listed below. Our decision to acquire this property will generally depend upon:

  no material adverse change occurring relating to the property, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of this property. We cannot guarantee that we will complete these acquisitions.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar properties within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire this property.

Commercial Office Building, Winston-Salem, North Carolina

We anticipate purchasing a commercial office complex, containing 500,000 of gross leasable square feet. The property is comprised of an 18-story office building, a six-story office building and various parcels of land that are used as surface and deck parking lots. The complex is located in Winston-Salem, North Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $60,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $120 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next ten years.

For federal income tax purposes, the depreciable basis in this property will be approximately $45,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Terminated Contracts

Our Board of Directors previously approved the acquisition of Woodbury Village Shopping Center in Woodbury, Minnesota and was disclosed as a probable acquisition. Based on information received during our due diligence process, we have decided not to acquire the property and our affiliate has terminated the contract to acquire this property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of September 23, 2004:

We anticipate purchasing a commercial office complex, containing 500,000 of gross leasable square feet. The property is comprised of an 18-story office building, a six-story office building and various parcels of land that are used as surface and deck parking lots. The complex is located in Winston-Salem, North Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $60,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $120 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next ten years.

For federal income tax purposes, the depreciable basis in this property will be approximately $45,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Terminated Contracts

Our Board of Directors previously approved the acquisition of Woodbury Village Shopping Center in Woodbury, Minnesota and was disclosed as a probable acquisition. Based on information received during our due diligence process, we have decided not to acquire the property and our affiliate has terminated the contract to acquire this property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of September 23, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering began September 15, 2003:	138,862,466	1,388,504,672	144,341,152	1,244,163,520

Shares sold pursuant to our distribution reinvestment program	1,636,007	15,542,069	-	15,542,069

	140,518,473	1,404,246,741	144,341,152	1,259,905,589

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Subscription Process

The following new paragraph is inserted at the end of this section on page 150 of our prospectus.

Currently we issue paper stock certificates for all subscriptions for common stock accepted by us.  We also are responsible for all stock books and records and serve as our own stock transfer agent, processing stock transfers.  We are currently moving to a "book entry" system for our stock records.  Under a book entry system, we would no longer issue paper stock certificates. Using this system would eliminate the need for safekeeping by you to protect against loss, theft or destruction of stock certificates.  We are currently interviewing firms to serve as our stock transfer agent.  When we hire a third party stock transfer agent, we may need to modify our distribution reinvestment program and some of our other stock holding processes.  For example, its likely that we will no longer issue fractional shares.  Further it is likely we will ask all stockholders to remit currently outstanding stock certificates so that they may be held in book entry form. Therefore, in order to transition into the book entry form, effective October 1, 2004 we will no longer be issuing stock certificates for new subscriptions or for shares earned through participation in the Distribution Reinvestment Program. All shares will be held in book entry form.